Via Facsimile and U.S. Mail
Mail Stop 4720

April 4, 2010

Mr. James F. Mongiardo
Chief Executive Officer and Chief Financial Officer
Regenocell, Inc.
2 Briar Lane
Natick, Massachusetts 01760

      Re: Regenocell, Inc.
             Item 4.01 Form 8-K
             Filed March 22, 2010
             File No. 000-50639

Dear Mr. Mongiardo:

      We have completed our review of your Form 8-K and have no further comments at this time.

      Sincerely,

      Ibolya Ignat
      Accountant